

02006311

SECURITIES ... ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48436

SEC MAIL RECEIVED FEB 25 2002 PROCESSING SECTION WASH D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BlackRock Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 Park Avenue
(No. and Street)

New York	New York	10154
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Lillis, Managing Director of Finance — (212) 409-3340
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

787 Seventh Avenue	New York	New York	10019
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, James J. Lillis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BlackRock Investments, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[Signature]
Signature

Managing Director
Title

Terri L. Casper
Notary Public

TERRI CASPER
Notary Public, State of New York
No. 01CA5033381
Qualified in New York County
Commission Expires Nov. 12, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- ___ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ___ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- _X_ (q) Supplementary report of Independent Auditors on Internal Control Structures.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

BlackRock Investments, Inc.

Year ended December 31, 2001
with Report and Supplemental Report of Independent Auditors

BlackRock Investments, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

The Board of Directors
BlackRock Investments, Inc.

We have audited the accompanying statement of financial condition of BlackRock Investments, Inc., as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BlackRock Investments, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ernst + Young LLP

January 31, 2002

BlackRock Investments, Inc.
Statement of Financial Condition
December 31, 2001

(Dollar amounts in thousands)

Assets	
Cash and cash equivalents	$8,031
Investments (cost: $660)	660
Accounts receivable	63
Due from affiliates	1,075
Property and equipment (net of accumulated depreciation of $104)	1
Intangible assets (net of accumulated amortization of $250)	500
Other assets	90
Total assets	$10,420
Liabilities and stockholder's equity	
Accounts payable and accrued liabilities	$342
Accrued compensation	2,280
Payable to affiliates	1,167
Other liabilities	22
Total liabilities	3,811
Stockholder's equity	
Common stock, no par value - 1,000 shares authorized, issued and outstanding	-
Additional paid-in capital	3,114
Retained earnings	3,495
Total stockholder's equity	6,609
Total liabilities and stockholder's equity	$10,420

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Income
Year ended December 31, 2001

(Dollar amounts in thousands)

Revenue	
Administration fees	$9,353
Other income	743
Total revenue	10,096
Expenses	
Compensation and benefits	6,086
Commissions paid to other broker-dealers	329
Promotion and research	489
Occupancy and communications	109
Amortization of intangibles	50
Other	153
Total expenses	7,216
Income before income taxes	2,880
Income taxes	1,212
Net income	$1,668

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Changes in Stockholder's Equity
Year ended December 31, 2001

(Dollar amounts in thousands)

	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
January 1, 2001	$3,114	$1,827	$4,941
Net income	-	1,668	1,668
December 31, 2001	$3,114	$3,495	$6,609

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Statement of Cash Flows
Year ended December 31, 2001

(Dollar amounts in thousands)

Cash flows from operating activities	
Net income	$1,668
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	61
Changes in operating assets and liabilities:	
Increase in accounts receivable	(33)
Increase in due from affiliates	(426)
Decrease in other assets	81
Increase in accounts payable and accrued liabilities	130
Increase in accrued compensation and other liabilities	638
Increase in payable to affiliates	390
Cash provided by operating activities	2,509
Net increase in cash and cash equivalents	2,509
Cash and cash equivalents, beginning of year	5,522
Cash and cash equivalents, end of year	$8,031
Supplemental disclosure	
Cash paid for income taxes	$1,285

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Notes to Financial Statements
December 31, 2001
(Dollar amounts in thousands)

1. Organization and Basis of Presentation

BlackRock Investments, Inc. ("BII" or the "Company"), a Delaware company, acts as an administrator to the BlackRock Provident Institutional Funds ("BPIF" or the "Funds"). The Company shares the responsibility for the administration of the Funds with PFPC, Inc., an indirect wholly-owned subsidiary of PNC Financial Services Group, Inc. ("PNC") and BlackRock Distributors, Inc., an indirect majority owned subsidiary of PNC, the contractual administrators for the Funds. The Company also employs a sales force that is engaged in the sale of the BPIF funds to an institutional client base. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company is an indirect wholly-owned subsidiary of BlackRock, Inc. ("BRI"), an indirect majority owned subsidiary of PNC.

2. Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are held at major financial institutions and in money market mutual funds, to which the Company is exposed to market and credit risk.

Investments

Investments consist of warrants to purchase shares of common stock in The Nasdaq Stock Market, Inc., which is not readily marketable. The warrants are stated at cost, which approximates fair market value as determined by the Company's management.

Revenue Recognition

Administration fees are recognized in the period in which the services are performed. These fees are earned based on a percentage of assets under administration as defined in the administration agreement.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Cash and cash equivalents, receivables and payables are carried at cost, which approximates fair value.

Property and Equipment

Property and equipment is recorded at cost, less accumulated depreciation. Depreciation generally is provided on the straight-line method over an estimated life ranging from three to five years.

Intangible Assets

Goodwill

Goodwill is being amortized by the straight-line method over 15 years. The Company assesses the recoverability of goodwill based on estimated future cash flows over the remaining amortization period.

Income Taxes

The Company accounts for income taxes under the liability method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Derivative Instruments and Hedging Activities

In 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts and for hedging activities. SFAS No. 133 generally requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those investments at fair value. SFAS No. 133, as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," and SFAS No. 138, "Accounting for Certain Derivative and Certain Hedging Activites, an amendment to FASB Statement No. 133," were required to be adopted for fiscal years beginning after June 15, 2000. The Company adopted the new statement effective January 1, 2001. The statement requires the recognition of all derivatives on the balance sheet at fair value. The adoption of SFAS No. 133, as amended by SFAS No. 137 and 138, did not have a material impact on the Company's results of operations or financial position.

Recent Accounting Pronouncements

a) Business Combinations

On July 20, 2001, the FASB issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001 and eliminates the pooling-of-interests method of accounting. The statement also addresses disclosure requirements for business combinations and initial recognition and measurement criteria for goodwill and other intangible assets as a result of purchase business combinations.

2. Significant Accounting Policies (continued)

b) Goodwill and Other Intangible Assets

On July 20, 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which changes the accounting for goodwill from an amortization method to an impairment-only approach. The amortization of goodwill, including goodwill recognized relating to past business combinations, will cease upon adoption of the new standard. Impairment testing for goodwill at a reporting unit level will be required on at least an annual basis. The new standard also addresses other accounting matters, disclosure requirements and financial statement presentation issues relating to goodwill and other intangible assets. The Company will adopt SFAS No. 142 effective January 1, 2002, as required. Assuming no impairment adjustments are necessary, no future business combinations, and no other changes to goodwill, the Company expects net income to increase by $29 in 2002 resulting from the cessation of goodwill amortization.

c) Accounting for Obligations Associated with the Retirement of Long-Lived Assets

In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets," which requires that the fair value of a liability be recognized when incurred for the retirement of a long-lived asset and the value of the asset be increased by that amount. The statement also requires that the liability be maintained at its present value in subsequent periods and outlines certain disclosures for such obligations. The adoption of this statement, which is effective January 1, 2003, is not expected to have a material impact on the Company's financial statements.

d) Accounting for the Impairment or Disposal of Long-Lived Assets

In October 2001, the FASB also issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and For Assets to be Disposed Of." This statement primarily defines one accounting model for long-lived assets to be disposed of by sale, including discontinued operations and addresses implementation issues. The adoption of this statement, which is effective January 1, 2002, is not expected to have a material impact on the Company's financial statements.

3. Income Taxes

Prior to October 6, 1999, the operating results of the Company have primarily been included in the consolidated U.S. Federal income tax returns of PNC and its subsidiaries. For state and local income tax purposes, the Company was included in the combined and unitary tax returns with PNC and its subsidiaries, and has filed separate company returns.

Effective October 6, 1999, PNC and BRI entered into a tax disaffiliation agreement (the "Tax Disaffiliation Agreement") that sets forth each party's rights and obligations with respect to income tax payments and refunds for periods before and after the completion of the initial public offering of BlackRock's class A common stock and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities.

For periods beginning on October 7, 1999 and thereafter, the Company joined BRI and its subsidiaries in filing their own consolidated federal income tax return. BII may file separate state and municipal income tax returns or may be included in state and/or municipal income tax returns with one or more BRI subsidiaries or one or more PNC subsidiaries on a combined or unitary basis. If BII is included in a group's combined or unitary state or municipal income tax filing its share of the liability generally will be based upon an allocation to BII of a percentage of the total tax liability based upon the Company's level of activity in such state or municipality.

The provision (benefit) for income taxes consists of the following:

	Year ended December 31, 2001
Current:	
Federal	$965
State and local	301
Total current	1,266
Deferred:	
Federal	(42)
State and local	(12)
Total deferred	(54)
Total	$1,212

3. Income Taxes

The tax effects of temporary differences that give rise to significant portions of deferred tax assets, which are included in due from affiliates in the statement of financial condition, consist of the following:

	Year ended December 31, 2001
Deferred tax assets:	
Compensation and benefits	$73
Depreciation	9
Other	64
Deferred tax asset	$146

A reconciliation of income tax expense with expected federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

	Year ended December 31,	
	2001	%
Expected income tax expense	$1,008	35.0%
Increase in income taxes resulting from:		
State and local taxes	188	6.5
Other	16	0.6
Income tax expense	$1,212	42.1%

4. Related Party Transactions

In accordance with a servicing agreement with BlackRock Institutional Management Corporation, an affiliate of BII, the Company receives an asset-based fee for administrative services it provides to the BPIF funds. These fees amounted to $8,788 for the year ended December 31, 2001. Of this amount, $908 was included in due from affiliates at December 31, 2001.

4. Related Party Transactions (continued)

Payable to affiliates primarily represents income taxes payable in the amount of $222 and expenses of $945 owed to BlackRock Financial Management, Inc. and BlackRock Advisors, Inc., affiliates of the Company, in connection with operating expenses paid by affiliates on behalf of the Company at December 31, 2001. These amounts do not bear interest.

5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company's net capital ratio was .93 to 1, and net capital of $4,080 was $3,826 in excess of regulatory requirements.

Supplemental Information

BlackRock Investments, Inc.

Computation of Net Capital for Broker-Dealers Pursuant to Rule 15c3-1

December 31, 2001

(Dollar amounts in thousands)

	12/31/01
Total stockholder's equity	$6,609
Less nonallowable assets (includes all assets except cash and cash equivalents)	2,389
Net capital before haircuts	4,220
Less haircuts on cash equivalents	140
Net capital	$4,080
Computation of aggregate indebtedness (includes all liabilities)	$3,811
Minimum capital required (the greater of $5 or 6-2/3% of aggregate indebtedness)	$254
Capital in excess of minimum required	$3,826
Ratio of aggregate indebtedness to net capital	.93:1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing on January 23, 2002.

BlackRock Investments, Inc.
Statement Regarding SEC Rule 15c3-3

December 31, 2001

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplemental Report of Independent Auditors on Internal Control

ERNST & YOUNG

Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

Phone: (212) 773-3000
www.ey.com

Supplemental Report of Independent Auditors on Internal Control

The Board of Directors
BlackRock Investments, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BlackRock Investments, Inc. (the "Company"), for the year ended December 31, 2001 we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded

against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 31, 2002